SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

Life Exchange, Inc.

(Name of Small Business Issuer in Its Charter)

Nevada (State or Other Jurisdiction of Incorporation or Organization)	20-2602277 (I.R.S. Employer Identification No.)

2001 Biscayne Blvd., Suite 2102, Miami, FL (Address of Principal Executive Offices)	33137 (Zip Code)

Issuer's Telephone Number: (866) 907-9766

Securities to be registered under Section 12(b) of the Exchange Act:

Title of class to be so registered None	Name of each exchange on which each class is to be registered None
Securities to be registered under Section 12(g) of the Exchange Act:

Common stock, $.001 par value

(Title of class)

(Title of class)

PART I

FORWARD-LOOKING STATEMENTS

Much of the discussion in this Item is “forward-looking”. Actual operations and results may materially differ from present plans and operations due to changes in economic conditions, new business opportunities, changed business conditions, and other developments.

The following are factors that could cause actual results or events to differ materially from those anticipated, and include, but are not limited to general economic, financial and business conditions, changes in and compliance with governmental laws and regulations, our ability to obtain additional financing from outside investors and/or bank and mezzanine lenders; and our ability to generate sufficient revenues to cover operating losses and position us to achieve positive cash flow.

Readers are cautioned not to place undue reliance on the forward-looking statements contained herein, which speak only as of the date hereof. We believe the information contained in this Form 10-SB to be accurate as of the date hereof. Changes may occur after that date. We will not update that information except as required by law in the normal course of its public disclosure practices.

Additionally, the following discussion regarding our financial condition and results of operations should be read in conjunction with the financial statements and related notes.

PART I

Item 1. Description of Business

Overview and Corporate History

Life Exchange, Inc. (“we”, “us”, “Life Exchange”, “LEI” or “Company”) was incorporated in Delaware in January 2005 to develop technology related to a computerized auction process that efficiently facilitates the business-to-business sale of life insurance policies in a secondary market (hereinafter referred to as “Life Settlement Transactions”).

Pursuant to that certain Agreement for the Exchange of Common Stock dated December 22, 2005 by and among: (a) Life Exchange, Inc. a Nevada corporation f/k/a Technology Enterprises, (the “Issuer”), (b) all of the shareholders of Life Exchange, Inc., a Delaware corporation (the “Shareholders”), and (c) the Vantage Group Ltd., a Delaware corporation (“Vantage”), the Issuer issued to the Shareholders 120 million shares of its common stock in exchange for 100% of the outstanding shares of common stock of Life Exchange, Inc. (Delaware) such that Life Exchange, Inc. (Delaware) became a wholly-owned subsidiary of Life Exchange, Inc. (Nevada Issuer).

Pursuant to that certain Stock Purchase Agreement dated March 8, 2006 between Life Exchange, Inc. (Nevada Parent) and Vantage, Vantage acquired approximately 25% of the capital stock of Life Exchange, Inc. (Nevada Parent) in exchange for $320,000.

Pursuant to the Nevada and Delaware short-form merger rules, on March 29, 2006 Life Exchange, Inc. (Delaware subsidiary) merged with and into Life Exchange, Inc. (Nevada Parent), the surviving corporation.

On March 31, 2006, founder David Dorr, assigned to Life Exchange, Inc. all his right title and interest to a Patent Application that had been filed with the U.S. Patent office on July 21, 2004, patent Application No. 10/895112.

On April 20, 2006, Life-Exchange launched version 1.0 of its web-based exchange platform to the public and as of July 1, 2006, clients of Life-Exchange had registered in excess of $500,000,000 worth of potential deal-flow onto Life-Exchange.

On July 7, 2006, Life Exchange entered into a note agreement with Vantage Group Ltd. to provide $300,000 of additional financing. The note: (a) is unsecured, (b) provides for 7% interest payable quarterly, (c) matures on July 7, 2007, and (d) is convertible into shares of the common stock of Life Exchange. The conversion option is triggered if Life Exchange attains revenue of no less than $250,000 for the month ended December 31, 2006. In such case, the Note may be converted into shares of the Company’s common stock at a conversion price equal to the lesser of $1.50 (the “Conversion Price”) or (ii) two times the average of the three lowest closing prices of the Company’s Common Stock on the Pink Sheets (or such other principal market or exchange where the Common Stock is listed or traded at the time of conversion) immediately preceding the date of conversion (the “Variable Conversion Price”).

If Life Exchange generates monthly revenue of no less than $500,000 for the month ended December 31, 2006, the Note shall be converted into shares of the Company’s common stock at a conversion price equal to the lesser of (i) the Conversion Price, or (ii) three times the Variable Conversion Price.

The Viatical and Life Settlement Industry

A Viatical and/or Life Settlement (herein referred to as a “Life Settlement”) is the sale to a third party of an existing life insurance policy for more than its cash surrender value but less than its net death benefit. The insurance industry generally uses the term Viatical Settlement to refer to a transaction involving the terminally or chronically ill insured and the term Life Settlement to refer to a transaction involving an insured who is not terminally or chronically ill, but generally over the age of sixty five (65).

The U.S. secondary market for life insurance policies has experienced phenomenal growth over the past several years. While some $50 million in policy face value was the subject of life settlements in 1990, according to some estimates that figure rose to approximately $3 billion in the late 1990’s. According to public filings, we estimate that the total face value of viatical and life settlement transactions completed during 2005 was approximately $8.0 billion. Public estimates for the face value of transactions to be conducted in 2006 range between $9 and $14 billion.

While the dollar volume of the life settlement industry is significant, the number of industry participants is not. At present, there are approximately 35 institutional buyers and 50 major brokers representing sellers of life settlement policies in the U.S. Indeed, it is the unique size of this marketplace which makes it possible for Life-Exchange to potentially capture the majority of all transactions between buyers and sellers.

Life settlement buyers, also known as “providers”, purchase policies from policyholders for immediate cash settlement. Once a provider acquires a policy, the providers continue to pay the policy premiums until the death of the insured, at which time they collect the policy’s proceeds. Some life settlement providers negotiate directly with policyholders, but the majority of Life Settlement transactions are conducted through a life settlement broker. Most states require providers to be licensed in the states in which they purchase policies. Many providers are well-financed by large institutional investors. Not only does this institutional backing provide a secure funding source for secondary market transactions, but it also provides the highest degree of consumer protection with regard to privacy and confidentiality.

Life settlement sellers, also known as “brokers”, act on behalf of the policyholders in order to secure the highest price from the sale of the policyholder’s life insurance policy. Life settlement brokers work with the insured, the policy owner, their life insurance agents, and/or financial planners. In an attempt to secure the highest price for a policyholder, brokers will typically present a life insurance policy to multiple providers. Brokers are required to collect and prepare critical policy information and medical records on the insured for use in evaluating the value a policyholder’s life insurance policy.

An important industry group is the Life Insurance Settlement Association (LISA). This industry association promotes self-regulation of the industry, and advises and recommends regulations to governing bodies. They also lobby for new laws and regulations to help protect the consumer and keep fraud out of the industry.

Our Products and Services

Life-Exchange is an Internet-based, business-to-business exchange for the life settlement industry. By providing a secure, feature rich, electronic trading platform specifically designed for life settlements, Life-Exchange addresses many of the inefficiencies and difficulties currently facing the industry.

Licensed brokers, on behalf of their clients, register and submit to Life-Exchange information and documentation on life insurance policies which they are seeking to sell. Life-Exchange provides brokers a means by which to shop their client’s policies to the entire community of buyers and sell them to the highest bidder. Our automated listing and auction processes encourage bidding on policies as it allows more buyers into the marketplace, and thus, Life-Exchange helps to create greater value for policy owners.

On the buy side of the transaction process, licensed providers register and list the criteria that they use in evaluating the feasibility of purchasing life insurance policies through Life-Exchange. Life-Exchange allows providers to significantly cut their operating costs by providing a means to sort and filter through thousands of policies in minutes - not months; and thus focus their resources on just those policies most appropriate to their needs.

After a policy has been registered and submitted to auction on Life-Exchange, the policy enters a preview period which allows all potential buyers the opportunity to underwrite the policy. After this preview period, the policy enters a live auction period where providers are able to bid against each other for the right to purchase the life insurance policy in a real-time, online auction.

At such time that a provider locates and successfully bids on a life insurance policy, the provider then negotiates and enters into a contract with the broker. We do not participate in said negotiation.

Fee Structure

The Life-Exchange business model is based on three primary revenue streams: (a) transaction fees, (b) listing fees, and (c) news distribution fees. The fee structure for each of these revenue streams is designed to provide both brokers (sellers) and providers (buyers) with a compelling cost justification to use Life-Exchange as their primary means to execute life settlement transactions.

Transaction Fees. We charge a non-commission based transaction fee to the provider (buyer) in accordance with the terms of the Provider Agreement. This Transaction fee is based on a percentage of the face amount of the life insurance policy purchased by the provider. This fee arrangement allows us to remain neutral and avoid being classified as a life settlement broker with a fiduciary responsibility to the policy owner. We do not represent or negotiate on behalf of the policy owners.

License Fees. In order to have access to the exchange, both brokers and providers are required to enter into a User Agreement and pay an annual license fee of $5000.00. This license fee includes access for up to 10 users. Additional users can be granted access to the system at a charge of $500.00 per additional user.

News Distribution Fees. The secondary life insurance market is a niche marketplace with a unique blend of participants. And while this marketplace is experiencing tremendous growth, it is still difficult to target the firms and individuals that are most active in it. To address this need, Life-Exchange maintains the industry’s largest database of influential readers focused on life settlements. In order to monetize this subscriber base, Life-Exchange provides a news distribution service. For a fee, Life-Exchange will distribute press releases to its subscriber base. The news distribution fee ranges from $500 to $2,000 depending on the specific nature of the press release.

The Life-Exchange Automation

While the majority of the life settlement industry is backed by technologically sophisticated, Fortune 500 financial institutions, the technological sophistication of the life settlement industry itself is antiquated and highly inefficient. The majority of policy transactions are labor-intensive, cumbersome and disorganized undertakings. There is significant duplication of work, inappropriate policy transactions, miscommunication and poor follow through. All of these factors contribute to an un-productive and un-equitable marketplace.

Life-Exchange automates and modernizes the life settlement industry by introducing buyers to sellers (and vice versa) in a virtual, online marketplace. Our features and functionality are specifically designed to improve regulatory compliance, increase customer value, reduce transaction costs, create new revenue models, and add efficiency to an inefficient market.

With our web-based document management features and scalable database, Life-Exchange greatly assists clients by removing the confusion caused by different employees making changes to the same documents and not communicating the changes explicitly. Brokers and providers have access to the correct documents, and the ability to make and communicate changes, 24/7 from anywhere via secure internet connection. Each client’s employee’s responsibilities and completed work can be tracked using the audit feature built in to Life-Exchange, ensuring accountability.

Of particular importance to our industry, is the fact that the transfer of medical information requires adherence to HIPAA compliance procedures. In order to ensure compliance with the laws regulating the transmission of medical information, especially in electronic format, Life-Exchange offers all members a secure hosting center to store, retrieve, and exchange medical data in a manner that maintains compliance with HIPAA and state regulations.

In addition to the above factors, there is a significant influx of institutional capital entering the life settlement industry and the pressure to place this capital continues to increase. Automating the Life-Settlement transaction process and allowing more buyers and sellers to transact business through a single, highly efficient electronic exchange will greatly improve value for both buyer and seller by bringing greater liquidity to the life settlement marketplace. Life settlement brokers benefit by having equal and greater access to potential buyers, ensuring their clients receive the highest bids for their policies while maintaining compliance with stringent state-by-state regulations. Providers benefit by having access to more suitable investment opportunities, and are thus able to place their capital more rapidly and with greater efficiently, thus increasing their internal rate of return.

Intellectual Property and Patents

On March 31, 2006, David C. Dorr, our president, assigned his rights in a Patent pending application for Letters Patent of the United States filed July 21, 2004, U.S. Patent Application No. 10/895112. Said patent relates to our processes described herein.

The Life Settlement Market and Competition

The life settlement industry developed out of the viatical industry which began in the late 1980s as large numbers of AIDS patients found themselves coping with the catastrophic costs of a terminal illness. Many had life insurance policies that seemed to be limited or inaccessible prior to the death of the insured. A creative solution was to offer AIDS patients a lump sum payment of cash greater than their cash surrender value, in exchange for transferring the ownership and beneficiary of a policy. Viewing a life insurance policy as a financial asset, which could be transferred for value had begun and unfortunately, as with many new financial concepts, lack of regulation lead to several incidences of fraud and other improprieties.

Over the past several years the market has evolved into a multi-billion dollar industry, which is heavily regulated and institutionally backed. The demand driving the growth of this product has been the rapid increase in the senior population, constantly changing estate planning needs and most profoundly the awareness that these insurance policies can be sold on a secondary market as financial instruments to institutionally backed buyers.

Life-Exchange is currently the only operational, fully independent, and nonaligned business-to-business trading platform for life settlement brokers and providers to exchange information and transact business.

With respect to indirect competition, there exist two companies -- SIMEX (www.Simex.com) and Life-X (www.life-X.com) -- which claim to provide consumers with the ability to auction their life insurance policies. While at first glance these companies may appear as direct competitors, their success, their neutrality, and their business models are quite different than that of Life-Exchange.

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These companies are owned and operated by current life settlement brokers. This fact makes it difficult for these operations to attract other life settlement brokers as they are direct competitors. Simply stated, these companies are asking their competitors, to place policies on their exchange and in the process, disclose the source of their deal flow.

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Unlike the Life-Exchange business model — which focuses on a business (broker) to business (provider) transaction process — these operations are focused on a “business to consumer” transaction where individual insurance policy holders and their insurance agents can post policies available for sale.

As another form of indirect competition to life settlements, the life insurance industry has responded with policy features offering various pre-death, cash benefits (sometimes called accelerated death benefits). While in some cases accelerated death benefits may compete with life settlements, we do not expect the availability of accelerated death benefits to affect the life settlement market significantly at this time. The availability of accelerated death benefits is generally more restricted than life settlements. For example, policies often limit such benefits to persons who have a life expectancy of less than one year, in contrast to life settlements that are usually available to persons with life expectancies of two to 15 years. Life settlements generally offer sellers a greater dollar amount than they would receive under accelerated death benefit provisions.

Finally, access to capital, the insurance industry’s addition of pre-death cash benefits, law enforcement pressure on companies operating illegally, and increasing government regulation have all contributed to a stabilization in the number and sophistication of life settlement companies, both those purchasing for their own accounts and those who act as agents for purchasers.

Government Regulation

Although our services do not require us to be licensed under federal or state law as a provider, broker or otherwise, we believe these laws and regulations have generally had a positive effect on the industry and on our ability to compete in the life settlement marketplace.

Currently the life settlement industry is regulated on a state-by-state basis, and at this time almost all states regulate life settlement transactions. Depending on the state, different licenses may be required for viatical and life settlements transactions, as well as for life settlement brokers and life settlement providers. Of those states that regulate the life settlement transactions, most require both the Viatical/Life Settlement Broker and the Viatical/Life Settlement Provider to be licensed.

Congress passed the Health Insurance Portability & Accountability Act (HIPAA) in 1996. The purpose of HIPAA is to prevent fraud in the health care industry and to protect confidential patient information. HIPPA standardizes and provides enforcement mechanisms for ROI rules and guidelines to protect personal healthcare information. HIPAA effects entities involved with electronic health care information - including health care providers, health plans, employers, public health authorities, life insurers, clearinghouses, billing agencies, information systems vendors, service organizations, universities, and even single-physician offices. The final version of the HIPAA Privacy regulations was issued in December 2000, and went into effect on April 14, 2001. A two-year "grace" period was included; enforcement of the HIPAA Privacy Rules began on April 14, 2003.

Florida

Because of its significant senior population, Florida has some of the most stringent licensing requirements for both life settlement providers and brokers. Thus, we will use Florida as the basis for our discussion of government regulation.

Florida regulates both viatical and life settlements pursuant to the Florida Viatical Settlement Act set forth in Florida Statutes Sections 626.991—626.99295 (the “Florida Act”). The Florida Act makes no distinction between viatical and life settlements and refers to all settlements as viatical settlements.

The settlement process begins when the policy owner executes a viatical settlement application and provides authorization to the insured’s attending physician and the issuing insurance company to disclose confidential information pertaining to the insured’s health and insurance coverage. This information is necessary for a buyer to evaluate the policy for potential purchase. If the policy owner is not also the insured, both the viator and the insured typically will be required to review and sign the application. In addition to the policy owner’s execution of the application documents, he or she is also required to provide some form of photo identification, a copy of the life insurance policy to be sold, and a copy of the application for the policy. As a general rule, policy owners are not required to submit to a medical examination as part of the application process.

The viatical settlement broker, as defined in the Florida Act, has a fiduciary obligation to the policy owner, meaning the viatical settlement broker will use its best efforts to obtain the highest purchase offer possible for the policy. This generally entails sending the insurance policy information and medical information to multiple viatical settlement providers to solicit offers and, subsequently, negotiating the financial terms of a potential sale.

The viatical settlement sales agent is a person other than the provider who arranges the purchase, through a viatical settlement purchase agreement, of a life insurance policy or an interest in a life insurance policy. According to representatives at the Florida Department of Insurance, any person referring or soliciting the sale of a viatical investment who collects a fee or commission qualifies to be labeled as a sales agent.

The viatical settlement broker is one who, on behalf of a policy owner for a fee or commission, offers or attempts to negotiate viatical settlement contracts between a Florida policy owner and one or more investment firms, called viatical settlement providers. Brokers typically work closely with policy owners and collect their commissions from providers after the contract has been executed.

The viatical settlement provider is defined as a person who, in or from Florida, effectuates a viatical settlement contract. Banks, life and health insurers, natural persons who enter into no more than one viatical settlement contract per year, and trusts created to hold viatical contracts are excepted from this definition. Providers are usually the viatical investment firms, progeny of the original venture capitalists, who buy large numbers of life policies and resell them to investors, called viatical settlement purchasers.

In order to make their medical records available to third parties in the viatical settlement process, insured’s must authorize their physicians and other health care givers, in writing, to release their private medical records.

The medical release allows the viatical settlement broker to obtain current medical records from the insured’s physician. At a minimum, two years of records are required. These records are then provided to a review company that specializes in viatical and life settlement mortality profiles for a determination of an estimated life expectancy. Once a medical underwriter has obtained all of the policy owner’s medical records, it can generate a preliminary estimate of the insured’s life expectancy and thereafter issue a final report. The report is then used by the viatical settlement provider to determine if the offered policy comes within its underwriting guidelines for purchase.

The evaluation of a viatical settlement focuses on the specific terminal illness with which the insured has been diagnosed. In the case of a life settlement, however, where there is no terminal illness, other factors must be examined in order to determine estimated life expectancy.

Once the parties agree on a price, they will enter into a viatical settlement contract and other related agreements necessary to close the transaction. The viatical settlement contract contains the price to be paid to the policy owner for the policy and other important terms and conditions of the sale, including those dealing with mandatory disclosures, the policy owner’s right to rescind the contract, and post-closing contact with the insured for health status updates. Other related forms typically include an escrow agreement with the entity that will hold the funds payable to the policy owner, the forms from the issuing insurance company necessary to record the change in the policy ownership and beneficiary(ies), releases for execution by the existing policy beneficiary(ies), a power of attorney and funding instructions.

The Florida Act defines a viatical settlement contract as one in which the provider pays compensation or value to the policy owner in an amount less than the expected death benefit of the subject insurance policy, and the policy owner in return assigns, transfers, sells, devises, or bequeaths ownership of all or a portion of the subject insurance policy to the provider. The contract can also include a loan secured primarily by a life insurance policy, or a loan secured by the cash value of the policy, excepting loans made by life insurers to insured under the guidelines of the subject policy.

A viatical settlement contract and the related forms must be pre-approved by the State of Florida Office of Insurance Regulation. By statute, the department must reject any viatical settlement contract or related form that is unreasonable, contrary to the public interest, discriminatory, or misleading or unfair to the policy owner. As part of the form approval process, the department requires that each form have a unique number in the lower left hand corner. This approval requirement provides policy owners with a measure of protection in that the department has reviewed the provisions of the viatical settlement contract and related forms and has required the removal of any unfair provisions prior to use of the form.

A viatical settlement purchase agreement is defined as a contract between a purchaser and a party other than the policy owner to purchase an interest in a life insurance policy. This is usually the investment contract between the purchaser and the provider.

As a further condition to a sale, Florida law requires the policy owner to confirm or agree in writing the following:

1. Consent to the viatical settlement contract;

2. Represent that he or she has a full and complete understanding of the viatical settlement contract and the benefits of the life insurance policy;

3. Release his or her medical records; and

4. Acknowledges that he or she has entered into the viatical settlement contract freely and voluntarily.

Finally, in Florida, all viatical settlement contracts must be closed in escrow in order to assure that the policy owner is paid. The independent escrow agent’s role in a viatical settlement transaction is to receive and hold the executed viatical settlement contract and related documents, including the insurance company forms executed by the policy owner to transfer the ownership of the policy, and to receive and hold the funds transferred from the viatical settlement provider in the amount of the agreed-upon purchase price for the policy.

In Florida, all viatical settlements close in escrow pending transfer of title to the life insurance policy to the new owner. After expiration of the policy owner’s fifteen day right of rescission, the viatical settlement provider or its agent begins tracking or monitoring the policy owner’s health status.

Florida law requires viatical settlement providers or brokers to provide specific information to policy owners before entering into a viatical settlement contract. Nearly all jurisdictions that regulate viatical settlements require substantially similar disclosures, the purpose of which is to give a person who is contemplating the sale of a life insurance policy basic information that may be material to that decision. Florida requires the following information to be disclosed:

1. That there are possible alternatives to viatical settlement contracts including, but not limited to, accelerated benefits available from the insurer that issued the policy.

2. That proceeds of the viatical settlement could be taxable.

3. That viatical settlement proceeds could be subject to the claims of creditors.

4. That receipt of the viatical settlement proceeds could adversely affect the recipient’s eligibility for Medicaid or other government benefits or entitlements.

5. That all viatical settlement contracts must contain an unconditional rescission provision; and

6. The name, business address, and telephone number of the independent third party escrow agent.

The basic regulatory mechanism of the act is licensure. Brokers, providers, and sales agents are expressly subject to specific licensure requirements. Brokers must submit fingerprints, organizational documents, and sworn biographical statements, and must undergo a background check before receiving a license. Providers also must submit fingerprints and organizational documents and must undergo a background check as a prerequisite to licensure. Additionally, providers must meet a minimum trust deposit requirement of $100,000 with the Department of Insurance. Sales agents must hold valid life insurance agent licenses as defined in §626.051 of the Florida Insurance Code.

The act provides safeguards for the policy owners and purchasers who deal with brokers, providers, and sales agents. For example, brokers must disclose to policy owners the amount of the broker’s compensation and the method used in determining compensation. In addition, providers may not enter into contracts with policy owners whose policies provide accelerated death benefits in amounts and with prerequisites equal to those offered by the provider, unless the policy owner’s insurer denies a request to release the accelerated death benefit in writing, or does not respond to such a request within 30 days of receipt. Policy owners may also rescind a viatical settlement contract within 15 days after receipt of the settlement proceeds, contingent upon return of the proceeds.

The provider must inform the policy owner of the following: that there are alternatives to viatical settlements, including accelerated death benefits offered by the policy owner’s insurer; that proceeds of the settlement may be taxable; that proceeds of the settlement could be subject to the claims of creditors; and that the policy owner’s receipt of the settlement sum could adversely affect the policy owner’s eligibility for Medicaid or other government benefits.

Moreover, the act provides for the use of independent escrow agents for the simultaneous delivery of contract documents and settlement funds. This last protection reduces much of the policy owner’s transaction risk and results in orderly, real estate style settlement closings.

For purchasers, the act provides for the following mandatory disclosures to be made by providers and sales agents, among others: that the represented return of the investment is directly tied to the lifespan of one or more insured; that the projected life span of the insured is tied to the return, if a return is represented; that the investor shall be responsible for the payment of insurance premiums on the policy, late fees, surrender fees, and other costs, if required by the terms of the viatical contract; that the life expectancy and rate of return are only estimates and cannot be guaranteed; and that the viatical investment should not be considered a liquid purchase, since it is impossible to predict the exact timing of its maturity and the funds may not be available until the death of the insured.38 Furthermore, providers and sales agents are expressly prohibited from misrepresenting the nature of the viatical transaction, the expected return, or that the return is guaranteed by any government authority, which it is not.

In sum, Florida’s Viatical Settlement Act represents an attempt to regulate the viatical trade through strict licensure of brokers, providers, and sales agents, while mandating specific disclosures for the benefit of purchasers and viators. The act is modeled after the NAIC’s model act on viatical settlements and is thus uniform in many respects to viatical regulations in other states. The intended cumulative effect of the act appears to be a baseline standard of public education and protection, a goal somewhat similar to the policy underlying the regulation of investment securities.

In May, 2006 Life Exchange requested an opinion from the Florida Department of Insurance, that Life Exchange would not be required to be licensed as a life settlement provider as a result of the described business of Life Exchange. In June 2006, the Florida Department of Insurance confirmed, that based on the description of Life Exchange provided, Life Exchange would not have to licensed as a provider.

Research and Development Activities

Product and development costs consist of the costs to develop and operate the online exchange platform’s web based application and transaction database and are expensed as incurred. For the fiscal year end June 30, 2006 Life Exchange spent $104,435 on product development. For the quarter ended September 30, 2006 Life Exchange spent $8,113 on product development. See additional discussion of Research and Development in our Management Discussion and Analysis Section below.

Effect of Environmental Laws

Life Exchange is not affected by environmental laws.

Employees

As of January 5, 2007, we have 3 full time employees, and 1 part time employee, none of whom are represented by a labor union. We consider our employee relations to be satisfactory.

Item 2. Management's Discussion and Analysis or Plan of Operation

The following presentation of management's discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's consolidated financial statements, the accompanying notes thereto and other financial information appearing elsewhere in this report. This section and other parts of this report contain forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements.

OVERVIEW AND PLAN OF OPERATIONS

Life-Exchange operates two websites: www.life-exchange.com and www.life-exchange.net. Our business-to-business exchange application is located at www.life-exchange.net and access to this site is restricted to registered users. Life-Exchange.com is accessible to the general public and is designed as a portal for the life settlement community providing a broad range of services, resources and information specific to the life settlement industry, including news alerts, forums, industry-specific search capabilities, headlines and industry events.

As shown in the accompanying financial statements, we have not yet achieved commercialization of our online exchange platform and consequently have not yet generated any significant revenue. We accumulated losses of $348,311 during the year ended June 30, 2006, representing primarily product development, salaries and professional fees associated with creating our online exchange platform and establishing the business relationships necessary to consummate a product launch. As of June 30, 2006 we had net shareholders’ equity of $14,168 and a net working capital deficit of $15,812.

For the fiscal quarter ended September 30, 2006, we accumulated losses of $204,395, representing primarily product development, salaries and professional fees associated with creating its online exchange platform and establishing the business relationships necessary to consummate a product launch. As of September 30, 2006 had net shareholders’ deficit of $190,227 and a net working capital deficit of $362,479.

Since our inception in January 2005, we have focused on the development of our web-based exchange application, but as of September 30, 2006, we have not generated any significant revenues.

As of September 30, 2006 we had cash and cash equivalents of $75,372. For the three months ended September 30, 2006 our average monthly expenses were approximately $68,000. Accordingly, we will need to obtain outside debt and equity financing to continue operations. We believe by filing this registration statement on Form 10-SB and subjecting ourselves to the reporting requirements of the Securities Exchange Act of 1934, although we will incur additional expenses, we will be able to attract our needed debt and equity financing.

We plan to raise equity capital, seek debt financing in addition to the $300,000 loan obtained during the first quarter of 2006 and to form strategic relationships and alliances in order to complete the commercialization of our online exchange platform in an effort to generate positive cash flow. Until our online exchange platform becomes commercially viable, we must continue to rely upon debt and/or equity infusions in order to provide adequate liquidity to sustain its operations.

During the next 12 months, we intend to spend between $750,000 and $1,000,000 to hire additional staff and fund the establishment and expansion of our operations, although our ability to do so may depend on our ability to raise additional funds. The expansion of our operations will be primarily through further product development and intellectual property development and purchases.

PLAN OF OPERATIONS

The plan of operation for Life-Exchange over the next twelve months is to focus on the following key objectives:

▪	Continue with our successful acquisition of new member clients

▪	Launch version 2.0 of our web-based exchange application

▪	Generate positive operating cash flows

▪	Continue with the aggressive expansion of our intellectual property portfolio

▪	Launch additional services which will increase our revenue streams

Sales & Marketing

Since the public launch of the Life-Exchange website on April 20, 2006, we have aggressively focused on acquiring as clients the top life settlement broker and provider companies in our industry. Management believes that the top 10 broker and top 10 provider firms transact in excess of 60% of all Life Settlement contracts. As of November 31, 2006, Life-Exchange has contracts with 5 life settlement broker firms, including two of the nation’s largest life settlement broker operations. At this time, Life-Exchange also has contracts with 7 of the top life settlement provider firms. With the recent completion and launch of its website, Life-Exchange’s management will be able to focus a greater amount of time and resources on sales and marketing efforts in order to acquire additional clients

Over the next twelve months, management’s strategy is to continue with its sales and marketing strategy of focusing efforts on establishing a “footprint” nationally with the industries top tier firms.

Our primary marketing efforts will continue to include:

▪	Taking advantage of our preeminent position within the Life Settlement industry to secure exclusive industry alliances thereby ensuring long term deal flow

▪	Use our strong industry contacts within the broker and provider communities to promote the usage of Life-Exchange as an industry standard

▪	Implement website features and functionality that create user retention

▪	Continual development of products and services that anticipate the market’s evolution particularly in regards to the regulatory landscape

▪	Enhancements and modifications to our website that differentiates our product and services by offering industry specific tools and functionality that will become and remain the industry standard

In addition to acquiring new life settlement broker and provider clients, Life-Exchange plans to pursue clients from the primary insurance sector such as broker dealers and General Agencies. These clients will be the future of the life settlement industry as they offer life settlement services directly to their captive life agents.

Research & Development

Life-Exchange has outsourced the development of its web application to Epiq Technologies of San Diego, California. Epiq Technologies was chosen after an exhaustive search for the most appropriate business-to-business exchange platform and software developer. Our web based application is based upon industry leading technology which has provided us with a common, secure, and scalable infrastructure for which to base future development. Our web application was publicly launched on April 20, 2006 and to date, our developer has delivered all milestones ahead of schedule and we expect this practice to continue.

Data transmitted between our clients and our Web servers is via the industry standard Secure Sockets Layer (SSL), which is a mechanism to secure Internet traffic so that it cannot be intercepted. Life-Exchange will continue to use and update its platform with the most advanced security measures available.

Over the next twelve months, Life-Exchange’s ongoing research and development will focus on modifications and enhancements to meet the changing needs of our users, as well as addressing regulatory issues encountered by the industry. This proactive approach towards customer satisfaction will include making certain that www.Life-Exchange.com continues to foster:

▪	A customer-first approach

▪	Superior and efficient execution of all web site functionality, processes, and procedures

▪	Excellent, easy to access customer support services

▪	Resources to serve both brokers and providers

▪	A comprehensive range of products and services to ensure competitive advantage and to serve current and future customer needs

▪	Fast, reliable, and accurate functionality

▪	A highly credible site which offers private and secure transactions

Plant & Equipment

On June 1, 2006, we leased and relocated into new office facilities located in Miami, Florida. The lease expires on May 31, 2007 and provides for a minimum rental of $31,250 for the year. This new office space will more then adequately meet our facility requirements for the next 12 months.

With respect to equipment requirements, Life-Exchange uses a strategy of leasing all of its technological hardware and software requirements through industry leading vendors. As such, we expect no significant equipment purchases over the next 24 months.

Staffing

Life-Exchange operates around a core group of highly skilled individuals with an extensive knowledge and understanding of the life settlement industry. Besides a nominal administrative staff to support this core group, Life-Exchange will outsource all staffing activities not directly related to our core capabilities in the life settlement industry, including such activities as software development, marketing, investor relations, and compliance. Based on this outsourcing strategy, Life-Exchange anticipates no significant staffing level increases within the next twelve months.

Operating Cash Requirements

Based on current cash flow projections, Life-Exchange estimates that it has sufficient cash reserves to continue operations through the end of the first quarter 2007. This estimate is based on Life-Exchange realizing no revenues from operations through the end of 2006. However, based on management’s analysis of the current policies registered on its platform, Life-Exchange anticipates that it will realize its first revenues from operations in the third quarter of 2006 and reach positive operating cash flows by the second quarter of 2007.

CONTINUING OPERATIONS, LIQUIDITY AND CAPITAL RESOURCES

For the year ended June 30, 2006, we generated $2400 of gross revenue. We have incurred expenses of $345,967 mainly comprised of start-up costs and expenses

The Company's cash balance at June 30, 2006 was $4930.

For the quarter ended September 30, 2006, we generated revenue of $1720. We incurred expenses of $206,817 mainly comprised of general and administrative expenses including professional fees and payroll.

Revenues

The Company has generated $2400 of revenue during the period from inception to June 30, 2006 and an additional $1720 for the quarter ended September 30, 2006.

Depreciation Expenses

Depreciation is provided by the straight-line method over the estimated useful life of the related assets.

Total Expenses

Total expenses for the year ended June 30, 2006 were $345,967. Comprised of administrative expenses, professional fees, office salaries, and product development costs.

Total expenses for the quarter ended September 30, 2006 were $206,817. Comprised of administrative expenses, professional fees, office salaries, and product development costs.

Net Income (Loss)

The net loss for the year ended June 30, 2006 was $348,311.

The net loss for the quarter ended September 30, 2006 was $204,395.

Liquidity and Capital Resources

As of June 30, 2006, we had cash and cash equivalents of $4930. Our current liabilities as of June 30, 2006 were $20,742. Shareholder’s equity as of June 30, 2006 was $14,168 which includes $337,776 of contributed capital.

As of September 30, 2006, we had cash and cash equivalents of $73,372. Our current liabilities as of September 30, 2006 were $305,029 which includes the Note payable due for the $300,000 loan received in the three months ended September 30, 2006. Shareholder’s deficit as of September 30, 2006 was $190,227 which includes $362,479 of contributed capital.

Critical Accounting/Use of Estimates

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires the use of estimates and assumptions the affect the reported amounts of revenue and expenses during the reporting period. The Company’s critical accounting policies are those that are both most important to the Company’s financial condition and results of operations and requires the most difficult, subjective or complex judgments or complex judgments on the part of management in their application, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Because of the uncertainty of factors surrounding the estimates or judgments used in the preparation of the financial statements, actual results could vary from these estimates.

Income taxes

Income taxes will be computed using the liability method and will be provided on all temporary (timing) differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities. Allowable tax credits and carry- forward losses will be applied as reductions to future provision for income taxes if and when the Company becomes profitable, as reductions of the provision for income taxes.

Revenue Recognition/Accounting Pronouncement(s)

The Company will recognize revenues in accordance with SAB No. 101, Revenue Recognition in Financial Statements, as amended by SAB No. 104, Revenue Recognition. The Company’s accounting policy for revenue recognition will have a substantial impact on its reported results and relies on certain estimates that require difficult, subjective and complex judgments on the part of management. The Company will recognize revenue when substantially all the risks and rewards of life settlement transactions have transferred (will transfer) from the seller to the buyer. A life settlement transaction is defined by the Company as “the sale of an in-force life insurance policy that is issued on the life of a person that is not considered terminally ill, for a lump sum amount; the amount is more than the cash surrender value of the policy but less than the face value of the policy”. Revenue associated with life settlement transactions will be recognized when title (ownership) passes to the customer (purchaser), either immediately or within a fixed time schedule that is reasonable and customary in the industry.

RISK FACTORS

In addition to other information in this registration statement on Form 10-SB, the following risk factors should be carefully considered in evaluating us and our business because such factors significantly affect or could significantly affect our business, operating results or financial condition. This registration statement on Form 10-SB contains forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and elsewhere in this registration statement on Form 10-SB.

We Are Operating in Markets that May Change Dramatically

We are operating in the viatical and life settlement markets. The viatical settlement market is approximately 15 years old. While the market saw tremendous growth in its initial years, the market growth in recent years has moderated somewhat. The life settlement market is less than a decade old. How and to what extent it will develop is uncertain. As more insureds become aware of life settlements as a financial planning option, we expect the size of the market to grow substantially. Any dramatic growth, however, will depend heavily upon the entry of institutional purchasers. Until a sufficient number of institutional purchasers commit to this industry and create a relatively stable demand, our financial performance during any period may be dramatically affected by the entry or departure from the market of one or more institutional providers.

Our prospects must be considered in light of the risks, expenses and difficulties encountered by those attempting to operate in rapidly evolving markets. We cannot assure you that we will be successful in addressing the risks we face. The failure to do so could have a material adverse effect on our business, financial condition, and results of future operations.

Because we have a short operating history under our current management, there is limited information upon which you can evaluate our business.

Our Company was formed in January 2005. As such, we have not engaged in a sufficient amount of consistent activity over a sustained period of time to establish an operating history in our current line of business. Since beginning operations in our current line of business, we have not been profitable, and we have limited financial results upon which you may judge our potential. As of June 30, 2006, our accumulated losses total $348,311.

You should consider our prospects in light of the risks, uncertainties and difficulties frequently encountered by companies that are, like us, in their early stage of development, particularly companies in the rapidly evolving market of viatical and life settlements. Similarly, we will require additional capital in order to execute our current business plan. As a development-stage business, we may in the future experience under-capitalization, shortages, setbacks and many of the problems, delays and expenses encountered by any early stage business. As a result of these factors, other factors described herein and unforeseen factors, we may not be able to successfully implement our business model.

Our Success Depends on Maintaining Relationships Within Our Referral Networks

In the viatical market, we rely primarily upon brokers to refer potential viators and life settlors to us and upon financial planners, known as licensees, to refer viatical and life settlement purchasers to us. These relationships are essential to our operations and we must maintain these relationships to be successful. We do not have fixed contractual arrangements with the brokers or financial planners and they are free to do business with our competitors. In addition, the pool of viatical brokers and referring financial planners is relatively small, which can increase our reliance on our existing relationships.

As we develop our own network of insurance and financial planning professionals, known as producers, to refer potential sellers to us, we expect referrals from this source to grow. As with brokers, our ability to build and maintain these relationships will depend upon our closing rates and the level of compensation we pay to the referring professional. The compensation paid to the referring professional will affect the offer price to the seller and the compensation we receive. We must balance these interests successfully to build our referring network and attain greater profitability.

We Must Develop Our Life Settlement Referral Network

An impediment to our expansion in the life settlement market could be the difficulty in identifying a large volume of potential sellers. These sellers are typically affluent persons over the age of 70 and not terminally or chronically ill. The target market is relatively narrow and advertising methods such as direct mailings or print media advertising are not likely to be cost effective. We believe the best way to reach this market is generally through life insurance professionals and, to a lesser extent, through professionals engaged in estate planning, such as attorneys, accountants, and financial planners. Settlement brokers will also reach this market. Our business plan utilizes both insurance professionals and brokers as sources of policies, as well as the development of a life settlement referral network.

We intend to rapidly expand our referring network of insurance professionals to educate potential life settlors on the options presented by life settlements. We are actively working to expand our network through direct solicitation, calls to managing general insurance agents, and by word-of-mouth contacts. To a lesser extent, we will also use advertising in financial planning trade publications and our Internet website. This is a new market and building our referral network will depend on our ability to educate insurance professionals about the benefits of senior life settlements to potential sellers and to the professionals themselves. While we believe we have been successful in publicizing the benefits of viatical settlements, we cannot assure you that our past successes will carry over into this new market. Our business, financial condition and results of operations could be materially adversely affected to the extent we fail to expand the referral network.

We Depend on Growth in both the Viatical and Life Settlement Market

While the existing markets for viatical and life settlements provide opportunity for growth, greater opportunity lies in the growth in the life settlement market. Growth of the life market and our expansion within the market may be affected by a variety of factors, including:

•	the inability to locate sufficient numbers of life settlors;
•	the inability to convince potential sellers of the benefits of life settlements;
•	the inability to attract institutional purchasers;
•	competition from other life settlement companies;
•	the occurrence of illegal or abusive business practices resulting in negative publicity about the market; and
•	the adoption of overly burdensome governmental regulation.

In addition, the life settlement market may evolve in ways we have not anticipated and we may be unable to respond in a timely or cost-effective manner. If the life settlement market fails to grow as quickly as or in the directions we have anticipated, our business, financial condition and results of operations would be materially adversely affected as it relates to our large-scale growth.

Government Regulation Could Negatively Impact Our Business

At least 36 states have now adopted some version of the model law promulgated by the National Association of Insurance Commissioners or another form of regulation governing viatical settlement companies in some way. These laws generally require the licensing of viatical providers and brokers, require the filing and approval of viatical settlement agreements and disclosure statements, and describe the content of disclosures that must be made to potential viators, describe various periodic reporting requirements for viatical settlement companies and prohibit certain business practices deemed abusive.

In addition, some states and the Securities and Exchange Commission treat viatical and life settlements as securities under state and federal securities laws. Because of legal precedent relating to the structure of our transactions, we do not believe that the application of securities laws will have a material adverse effect on our operations, but cannot assure you that state regulators or private individuals will not file these types of actions in the future or that such actions would not have a material adverse effect on our business.

While we welcome reasonable regulation of the viatical and senior life markets and believe that such regulation will benefit these markets, attempts to regulate these markets through application of their securities laws - either through actions by state agencies or private individuals may adversely affect the markets. We cannot assure you that we will not encounter regulatory difficulties in the future, some of which could have a material adverse effect on our business. In addition, government regulation could affect our referral networks or settlement purchasers, which could in turn have a material adverse effect on our business.

Our Founder Beneficially Owns 41% of Our Common Stock and, as a Result, Can Exercise Significant Influence over Our Company

Mr. David Dorr, our founder, is the beneficial owner of approximately 41% of our common stock. In addition, Brian Dorr, our secretary and treasurer, owns 12.11% of our common stock. He will be able to influence most matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control, which in turn could have a material adverse effect on the market price of our common stock or prevent our shareholders from realizing a premium over the market price for their shares of common stock.

Our Stock Is Thinly Traded and the Stock Price May Be Volatile

Shares of our common stock are quoted on the “pink sheets,” and we cannot assure you that any other trading market for our securities will develop and you should anticipate bearing the economic risk of your investment for an indefinite period of time. The average volume on the stock is very low and the sale of even small blocks of shares could cause a significant decrease in the per share price.

If the Company were to seek to have shares of its common stock quoted on the OTC Bulletin Board or other trading medium, it may be subject to lengthy delays in doing so, and there can be no assurance that the Company’s efforts will be successful. Moreover, in the event that the Company’s shares become quoted on any such trading medium, we may be subject to the penny stock rules by the Securities and Exchange Commission that require brokers to provide extensive disclosure to their customers prior to executing trades in penny stocks, and as such there may be a reduction in the trading activity of our common stock.

Our common stock is subject to the “penny stock” rules of the SEC, which will make transactions in our common stock cumbersome and may depress the trading price of our common stock.

Our securities are subject, and may in the future continue to be subject, to the “penny stock” rules adopted pursuant to Section 15(g) of the Exchange Act. The penny stock rules apply generally to companies whose common stock trades at less than $5.00 per share, subject to certain limited exemptions. Such rules require, among other things, that brokers who trade “penny stocks” to persons other than “established customers” complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade “penny stocks” because of the requirements of these rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. In the event that we remain subject to the penny stock rules for any significant period, there may develop an adverse impact on the market, if any, for our securities.

We will incur significant additional expense related to compliance with the internal control over financial reporting requirements and other requirements of the Sarbanes Oxley Act of 2002 (“Sarbanes-Oxley”), and any inability to comply with these requirements may harm our business and the price of our common stock.

As directed by Section 404 of Sarbanes-Oxley, the SEC has adopted rules requiring public companies to conduct a comprehensive review and assessment of the effectiveness of their internal control over financial reporting, and to include a report of management on internal control over financial reporting in their annual reports, including Annual Reports on Form 10-KSB, which we will be required to file after the effectiveness of this registration statement. In addition, the independent registered public accounting firm that audits a public company’s financial statements must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting as well as the operating effectiveness of the company’s internal control over financial reporting. These requirements may first apply to our annual report on Form 10-K or 10-KSB for the fiscal year ending June 30, 2008 and the auditor attestation with not be required until fiscal year ending June 30, 2009.

We are currently evaluating our internal control over financial reporting in order to allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls, and to identify weaknesses and deficiencies in or internal controls that require remediation. Currently, we do not have an independent audit committee. Until our board of directors has established a qualified, independent audit committee, it is highly unlikely that our management will be able to conclude that our internal control over financial reporting is effective. We expect to expend significant resources during our 2007 and 2008 fiscal years developing the necessary internal controls, and in documentation and testing procedures required by Section 404 of the Sarbanes-Oxley Act related to these internal controls. We also expect a significant increase in audit fees and related expenses related to Section 404. Despite these efforts, a review of our financial systems and controls may uncover additional deficiencies in existing systems and controls, and our efforts to correct any such deficiencies may be costly and may strain our management resources and negatively impact earnings. In the event we identify significant deficiencies or material weaknesses in our internal controls over financial reporting that we cannot remediate in a timely manner or we receive an adverse report from our independent registered public accounting firm with respect to our internal controls over financial reporting, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could be adversely affected. In addition to the above, in the event that our independent registered public accounting firm is unable to rely on our internal controls over financial reporting in connection with their audit of our financial statements, and in the further event that they are unable to devise alternative procedures in order to satisfy themselves as to the material accuracy of our financial statements and related disclosures, it is possible that we could receive a qualified or adverse audit opinion on those financial statements. In that event, the market for our common stock could be adversely affected. In addition, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could be adversely affected.

Stockholders are subject to potential dilution as a result of future issuances of securities.

In the event the Company needs additional capital, the Company may offer to sell additional stock with rights, preferences and privileges senior to our common stock. Any such issuance would dilute the outstanding stockholders’ equity interests in the Company and might adversely affect the value of the outstanding shares.

Item 3. Description of Property

Our executive offices are located at 2001 Biscayne Blvd., Suite 2102 Miami, FL 33137. This office consists of 1400 square feet and is leased for 12 months and expires in 2007.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of the shares of common stock as of December 15, 2006, by (i) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of common stock, (ii) each of the Company’s directors and executive officers and (iii) all directors and executive officers as a group.

Title Of Class	Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Owner	Percent of Class(2)

Common	David Dorr(3)(4)	75,680,000	41.00%

Common	Vantage Group Ltd	45,000,000	24.97%

Common	Brian Dorr	21,820,000(a)	12.11%

Common	Jean-Marc Golden	10,500,000	5.83%

Common	Nicole Whitehead(3)(4)	4,500,000(4)	2.50%

Common	All executive officers and directors as a group (3 persons)	36,820,000	20.44%

(1)	Address of those listed is c/o Life Exchange, Inc., 2001 Biscayne Blvd., Suite 2102, Miami, FL 33137

(2)	Based on an aggregate of 180,215,000 common shares outstanding as of June 30, 2006.

(3)	Effective May 30, 2006, David Dorr was appointed as President and Chief Executive Officer.

(4)
Effective May 30, 2006, Ms Whitehead resigned her position as President and Chief Executive Officer. As part of the settlement with the company, Ms. Whitehead agreed to return to the company 3,500,000 shares of common stock.

Item 5. Directors and executive officers, promoters and control persons

The following persons constitute all of the Company's Executive Officers and Directors:

Name	Age	Position

David Dorr	28	President/CEO/Director

Brian Dorr	24	Secretary/Treasurer/Director

Jean-Marc Golden	39	Vice President/COO/Director

David Dorr, 28, is the President and Founder of Life-Exchange.  Mr. Dorr's in-depth experience in the growing life settlement industry led him in 2004 to patent the concept of a Web-based electronic marketplace for all aspects of the life settlement broker-to-provider relationship.  Additionally, Mr. Dorr brings to Life-Exchange an extensive portfolio of exceptional industry relationships and resources.   Prior to launching Life-Exchange, Mr. Dorr was Director of Business Development for a premier life settlement brokerage firm.  He was introduced to the firm in early 2003 when it was a start-up operation.  In his position as business development director, Mr. Dorr played a major role in structuring and implementing the firm's sales strategy. He was instrumental in transforming the firm from a start-up operation of one employee to a profitable operation of 22 employees within two years.

Brian Dorr, 24, As Vice President of Product Development, Mr. Dorr's primary focus is the creation of Life-Exchange features and functionality.  One of Mr. Dorr's many strengths is his ability to quickly and effectively condense the numerous life settlement business processes into their constituent parts so that they can readily be translated into an easy-to-use, highly practical software application.  Before joining Life-Exchange, Mr. Dorr was employed by one of the nation's leading life settlement brokerage firms.  He was primarily responsible for the creation and management of the firm's Case Coordination Department.  He was also in charge of interviewing, hiring, terminating and training all case coordinators and case managers.  During his tenure with the firm, Mr. Dorr cultivated relationships with numerous life insurance carriers and life expectancy estimators. He personally facilitated the brokerage of more than $200 million in life settlement policies.

Jean-Marc Golden, 39, Mr. Golden has extensive hands-on, multi-disciplinary experience operating businesses across a broad range of industries, including the Internet, manufacturing, hospitality, franchising and entertainment. Prior to joining Life-Exchange, Mr. Golden was a management consultant focused on identifying and developing unique business opportunities and in rectifying ineffectual business operations. Mr. Golden’s areas of expertise include product development and commercialization; client development; and audits of organizational and functional activities. His past clients consist of both Fortune 500 companies as well as entrepreneurial ventures, including Deloitte & Touche, Lois Law, American Lawyer Media, Wasserstein Perella & Co., MTV, and Viacom. Companies which Mr. Golden has launched include Golden Artist Colors, Inc., Soup’s On, Inc., Franchise Partners International, and Suzon, Inc. Mr. Golden is a founder and current Board Member for The Sam and Adele Golden Foundation for the Arts, Inc., an internationally recognized 503C organization founded for the charitable purpose of fostering innovative artistic expression. Mr. Golden is also Managing Director of Writer’s Cramp Productions, an entertainment properties development company. Mr. Golden has extensive knowledge of Web-enabling technologies as well as with software application procurement and development practices. Mr. Golden received his Bachelor of Science degree from Cornell University in 1991.

David Dorr, the founder of the company, Brian Dorr, Secretary and Treasurer of the company, and Cameron Dorr, investor in the company are brothers. David Dorr owns 41% of the outstanding common shares of the company; Brian Dorr owns 12.11% of the outstanding common shares of the company; and Cameron Dorr owns .55% (less than 1%) of the outstanding common shares company as of June 30, 2006.

Item 6. Executive Compensation

The following table sets forth compensation awarded to, earned by or paid to the Company’s Chief Executive Officer and the four other most highly compensated executive officers with compensation in excess of $100,000 for the year ended June 30, 2006 (collectively, the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

	Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Restricted Stock Award(s)	Securities Underlying Options/ Warrants	All other compensation($)

David Dorr	2006 2005	72,000 6,000	0 0	0 0	0 0	0 0

Brian Dorr	2006 2005	72,000 6,000	0 0	0 0	0 0	0 0

Jean-Marc Golden	2006 2005	72,000 6,000	0 0	0 0	0 0	0 0

Nicole Whitehead (1)	2006 2005	36,000 6,000	0 0	0 0	0 0	0 0

(1) Effective May 30, 2006, Ms, Whitehead resigned her positions as President and Chief Executive Officer. As part of her settlement with the Company, Ms. Whitehead returned to the Company 3,500,000 shares of common stock. IN addition, the company shall pay Ms. Whitehead’s health insurance and her salary of $3000 per month through December 2006.

EMPLOYMENT CONTRACTS: None

The following tables show, as to the named executive officers, certain information concerning stock options:

OPTION GRANTS DURING 2006

NAME	NUMBER OF SECURITIES UNDERLYING OPTIONS	PERCENT OF TOTAL OPTIONS GRANTED TO EMPLOYEES IN FISCAL YEAR	EXERCISE OR BASE PRICE ($/SH)	EXPIRATION DATE

NONE

AGGREGATED OPTIONS EXERCISES IN LAST FISCAL YEAR
AND FY-END OPTION VALUES

NAME	SHARES ACQUIRED ON EXERCISE	VALUE REALIZED	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS AT FY-END (#)	VALUE OF UNEXERCISED IN THE MONEY OPTIONS

			EXERCISABLE UNEXERCISABLE	EXERCISABLE UNEXERCISABLE

NONE

Compensation of Directors

The Company's directors are not compensated for their services as directors of the Company.

Item 7. Certain Relationships and Related Transactions

See Item 5.

Item 8. Description of Securities

General

The Company's authorized capital stock consists of 250,000,000 shares of Common Stock, $.001 par value, and 20,000,000 shares of Preferred stock, $.001 par value. As of June 30, 2006 there were 176,715,000 shares of Common Stock issued and outstanding and -0- shares of Preferred Stock.

Common Stock

Each holder of Common Stock is entitled to one vote for each share owned of record on all matters voted upon by shareholders, and a majority vote is required for all actions to be taken by shareholders. In the event of a liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company. The Common Stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

Holders of Common Stock are entitled to receive dividends if, as and when declared by the Board of Directors out of funds legally available therefor, subject to any dividend restrictions imposed by the Company's creditors. No dividend or other distribution (including redemptions or repurchases of shares of capital stock) may be made if, after giving effect to such distribution, the Company would not be able to pay its debts as they become due in the normal course of business, or the Company's total assets would be less than the minimum of its total liabilities.

Preferred Stock

The Board of Directors of the Company is authorized (without any further action by the shareholders) to issue Preferred Stock in one or more series and to fix the voting rights, liquidation preferences, dividend rates, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences. Satisfaction of any dividend preferences of outstanding Preferred Stock would reduce the amount of funds available for the payment of dividends, if any, on the Common Stock. In addition, holders of the Preferred Stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of the Company before any payment is made to holders of Common Stock. In addition, under certain circumstances, the issuance of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities, or the removal of incumbent management. The Board of Directors of the Company, without shareholder approval, may issue Preferred Stock with dividend, liquidation, redemption, voting and conversion rights which could adversely affect the holders of Common Stock.

Options and Warrants

None

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

MARKET INFORMATION

On January 29, 2006, our common stock began trading on the "Pink Sheets" under the symbol "LFXG.PK". Such trading of our common stock is limited and sporadic.

The table below sets forth the high and low bid quotations for the Company's Common Stock for each quarter since January 2006. The quotations below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions:

	Closing Bids

	HIGH	LOW
2006
June 22, 2006	$0.85	$0.80
March 31, 2006	$2.05	$0.86
January 29, 2006	$2.80	$1.30

The ability of individual shareholders to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state.

From time-to-time the Company may grant options or warrants, or promise registration rights to certain shareholders. The Company has no control over the number of shares of its common stock that its shareholders sell. The price of the Company’s stock may be adversely affected if large amounts are sold in a short period.

The Company’s shares most likely will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

The SEC generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the SEC; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the SEC. Broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse), are subject to additional sales practice requirements.

For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent to clients disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in our common stock and may affect the ability of shareholders to sell their shares.

As of December 20, 2006, there were approximately 15 holders of record of our common stock. This number does not include an indeterminate number of shareholders whose shares are held by brokers in street name.

TRANSFER AGENT

The Company’s transfer agent is SEC registered Interwest Transfer Co., Salt Lake City, UT 84117

DIVIDEND POLICY

The Company has not declared any dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the Board of Directors and will depend on the Company's earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit the Company's ability to pay dividends on its Common Stock other than those generally imposed by applicable state law.

Item 2. Legal Proceedings

None.

Item 3. Changes in and Disagreements with Accountants

In its two most recent fiscal years or any later interim period, the Company has had no disagreements with its current and PCAOB qualified independent accountants. The Company had previously retained the services of Theiss, Lipner & Co., LLC to prepare audited financial statements for use in filing this Form 10-SB registration statement. The Company subsequently learned that Theiss, Lipner & Co., LLC was not PCAOB qualified and accordingly terminated their services.

Item 4. Recent Sales of Unregistered Securities

The following is a list of unregistered securities sold by the Company within the last three years including the date sold, the title of the securities, the amount sold, the identity of the person who purchased the securities, the price or other consideration paid for the securities, and the section of the Securities Act of 1933 under which the sale was exempt from registration as well as the factual basis for claiming such exemption.

On January 20, 2005 the Company issued 18.183 shares of common stock valued at $181.83 to Brian C. Dorr as founder shares. The shares were issued in reliance on Section 4(2) of the Securities Act and contain a restrictive legend in accordance with Rule 144.

On January 20, 2005 the Company issued 63.067 shares of common stock valued at $630.67 to David C. Dorr as founder shares. The shares were issued in reliance on Section 4(2) of the Securities Act and contain a restrictive legend in accordance with Rule 144.

On January 20, 2005 the Company issued .833 shares of common stock valued at $8.33 to Raphael D. Dorr as founder shares. The shares were issued in reliance on Section 4(2) of the Securities Act and contain a restrictive legend in accordance with Rule 144.

On January 20, 2005 the Company issued .833 shares of common stock valued at $8.33 to Sharon C. Silva as founder shares. The shares were issued in reliance on Section 4(2) of the Securities Act and contain a restrictive legend in accordance with Rule 144.

On January 20, 2005 the Company issued .833 shares of common stock valued at $8.33 to Cameron J. Dorr as founder shares. The shares were issued in reliance on Section 4(2) of the Securities Act and contain a restrictive legend in accordance with Rule 144.

On June 1, 2005 the Company issued 8.75 shares of common stock valued at $87.50 to Jean-Marc Golden as additional founder shares. The shares were issued in reliance on Section 4(2) of the Securities Act and contain a restrictive legend in accordance with Rule 144.

On August 1, 2005 the Company issued 3.75 shares of common stock valued at $37.50 to James S. Smith as additional founder shares. The shares were issued in reliance on Section 4(2) of the Securities Act and contain a restrictive legend in accordance with Rule 144.

On November 1, 2005 the Company issued 3.75 shares of common stock valued at $37.50 to Nicole Ennis Whitehead as additional founder shares. The shares were issued in reliance on Section 4(2) of the Securities Act and contain a restrictive legend in accordance with Rule 144.

On December 22, 2005 the Company issued 21,820,000 shares of common stock valued at $8,582 to Brian C. Dorr in exchange for shares of the predecessor Company. The shares were issued in reliance on Section 4(2) of the Securities Act and contain a Restrictive legend in accordance with Rule 144.

On December 22, 2005 the Company issued 75,680,000 shares of common stock valued at $29,767 to David C. Dorr in exchange for shares of the predecessor Company. The shares were issued in reliance on Section 4(2) of the Securities Act and contain a restrictive legend in accordance with Rule 144.

On December 22, 2005 the Company issued 1,000,000 shares of common stock valued at $0.00 to Raphael D. Dorr in exchange for shares of the predecessor Company. The shares were issued in reliance on Section 4(2) of the Securities Act and contain a restrictive legend in accordance with Rule 144.

On December 22, 2005 the Company issued 1,000,000 shares of common stock valued at $0.00 to Sharon C. Silva in exchange for shares of the predecessor Company. The shares were issued in reliance on Section 4(2) of the Securities Act and contain a restrictive legend in accordance with Rule 144.

On December 22, 2005 the Company issued 1,000,000 shares of common stock valued at $0.00 to Cameron J. Dorr in exchange for shares of the predecessor Company. The shares were issued in reliance on Section 4(2) of the Securities Act and contain a restrictive legend in accordance with Rule 144.

On December 22, 2005 the Company issued 10,500,000 shares of common stock valued at $4,130 to Jean-Marc Golden in exchange for shares of the predecessor Company. The shares were issued in reliance on Section 4(2) of the Securities Act and contain a restrictive legend in accordance with Rule 144.

On December 22, 2005 the Company issued 4,500,000 shares of common stock valued at $0.00 to James S. Smith. The shares were issued in reliance on Section 4(2) of the Securities Act and contain a restrictive legend in accordance with Rule 144.

On December 22, 2005 the Company issued 4,500,000 shares of common stock valued at $0.00 to Nicole Ennis Whitehead in exchange for shares in the predecessor company. The shares were issued in reliance on Section 4(2) of the Securities Act and contain a restrictive legend in accordance with Rule 144.

On December 22, 2005 the Company issued 15,000,000 shares of common stock and on March 08, 2005 the Company issued 30,000,000 shares of common stock both together valued at $320,000 to The Vantage Group Ltd. for $320,000 of cash investment in the company. The shares were issued in reliance on Section 4(2) of the Securities Act and contain a restrictive legend in accordance with Rule 144.

Item 5. Indemnification of Directors and Officers

The Company's Bylaws and section 78.751 of the Nevada General Corporation Law for indemnification of the Company's officers and directors in certain situations where they might otherwise personally incur liability, judgments, penalties, fines and expenses in connection with a proceeding or lawsuit to which they might become parties because of their position with the Company.

The Company's Bylaws permit it to limit the liability of its directors to the fullest extent permitted under Section 78.037 of the Nevada General Corporation Law. As permitted by Section 78.037 of the Nevada General Corporation Law, the Company’s Certificate of Incorporation also include provisions that eliminate the personal liability of each of its officers and directors for any obligations arising out of any acts or conduct of such officer or director performed for or on behalf of the Company. To the fullest extent allowed by Section 78.751 of the Nevada General Corporation Law, the Company will defend, indemnify and hold harmless its directors or officers from and against any and all claims, judgments and liabilities to which each director or officer becomes subject to in connection with the performance of his or her duties and will reimburse each such director or officer for all legal and other expenses reasonably incurred in connection with any such claim of liability. However, we will not indemnify any officer or director against, or reimburse for, any expense incurred in connection with any claim or liability arising out of the officer's or director's own negligence or misconduct in the performance of duty.

The provisions of the Company’s Bylaws and Certificate of Incorporation regarding indemnification are not exclusive of any other right the Company has to indemnify or reimburse officers or directors in any proper case, even if not specifically provided for in the Certificate of Incorporation or Bylaws.

The Company believes that the indemnity provisions contained in its bylaws and the limitation of liability provisions contained in its certificate of incorporation are necessary to attract and retain qualified persons for these positions. No pending material litigation or proceeding involving our directors, executive officers, employees or other agents as to which indemnification is being sought exists, and the Company is not aware of any pending or threatened material litigation that may result in claims for indemnification by any of our directors or executive officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PART F/S

The Company's audited financial statements for the year ended June 30, 2006 is attached hereto as F-1 through F-13. The Company’s unaudited financial statements for the quarter ended September 30, 2006 is attached hereto as F-14 through F-21.

LIFE EXCHANGE, INC.

TABLE OF CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-1

FINANCIAL STATEMENTS

Balance Sheet	F-2

Statement of Revenue and Expense	F-3

Statement of Changes in Shareholders’ Equity	F-4

Statement of Cash Flow	F-5

Notes to Financial Statements	F-6 - F-13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of
Life Exchange, Inc.

We have audited the accompanying balance sheet of Life Exchange, Inc. as of June 30, 2006 and the related statement of operations, change in shareholders' equity and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Life Exchange, Inc. for June 30, 2006 and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As more fully described in Note A, the Company needs to seek new sources or methods of financing or revenue to pursue its business strategy, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans as to these matters are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Jewett, Schwartz & Associates

November 28, 2006
Hollywood, Florida

LIFE EXCHANGE, INC.

BALANCE SHEET

June 30,
2006
ASSETS

CURRENT ASSETS
Prepaid expenses	$4,930
TOTAL CURRENT ASSETS	4,930

PROPERTY AND EQUIPMENT, NET	15,887
OTHER ASSETS, NET	14,093

TOTAL ASSETS	$34,910

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Cash overdraft	$1,523
Trade accounts payable	11,298
Accrued payroll and related taxes	7,921
TOTAL CURRENT LIABILITIES	20,742

TOTAL LIABILITIES	20,742

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred stock $.001 par value
Authorized 20,000,000 shares. No shares issued and outstanding	-
Common stock $.001 par value
Authorized 250,000,000 shares, 176,715,000 shares issued and outstanding	176,715
Additional paid-in capital	185,764
Accumulated deficit	(348,311)
TOTAL SHAREHOLDERS' EQUITY	14,168

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$34,910

LIFE EXCHANGE, INC.

STATEMENTS OF REVENUE AND EXPENSE

Year Ended June 30,
2006

NET REVENUE	$2,400

COSTS AND EXPENSES
Cost of net revenue
Product development	104,435
Internet hosting	7,403
Other costs of net revenue	828
112,666
Costs of sales and marketing
Travel and entertainment	24,028
Telephone and communication	8,532
Dues, subscriptions and memberships	5,840
Other costs of sales and marketing	2,563
40,963
Costs of administration
Legal and professional fees	92,479
Payroll expenses	70,756
Office expenses	20,584
Other cost of administration	8,519
192,338

TOTAL COSTS AND EXPENSES	345,967

OPERATING LOSS	(343,567)

OTHER INCOME/(EXPENSES)
Interest Income	152
Office equipment write-off	(4,896)

NET LOSS	$(348,311)

Weighted Average Shares Outstanding	176,715,000

Basic and Fully Diluted Net Loss Per Share	$(0.002)

LIFE EXCHANGE, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Year Ended June 30, 2006

					Total
	Common Stock		Additional	Accumulated	Stockholders'
	Shares	$	Paid In Capital	Deficit	Equity

BALANCE AT JUNE 30, 2005	-	$-	$-	$-	$-

Common Stock Transactions:
Shares Issued	176,715,000	176,715	185,764	-	362,479

Net Loss for the Year	-	-	-	(348,311)	(348,311)

BALANCE AT JUNE 30, 2006	176,715,000	$176,715	$185,764	$(348,311)	$14,168

LIFE EXCHANGE, INC.

STATEMENT OF CASH FLOW

For the Year
Ended June 30,
2006

OPERATING ACTIVITIES
Net loss	$(348,311)
Adjustments to reconcile net loss to net
cash used in operating activities:
Depreciation	793
Amortization of intangible assets	667
Changes in operating assets and liabilities
Prepaid expenses	(4,930)
Trade accounts payable	11,298
Accrued payroll and related taxes	7,921
Net cash used in operating activities	(332,562)

INVESTING ACTIVITIES
Purchases of property and equipment	(16,680)
Costs of patent	(10,000)
Security deposits given	(4,760)
Net cash used in investing activities	(31,440)

FINANCING ACTIVITIES
Common stock issued	362,479
Net cash provided by investing activities	362,479

NET DECREASE IN CASH AND EQUIVALENTS	(1,523)
Cash and cash equivalents at beginning of the year	-

CASH AND CASH EQUIVALENTS AT END OF YEAR	$(1,523)

SUPPLEMENTARY INFORMATION
Interest paid	$-
Income taxes paid	$-

LIFE EXCHANGE, INC.
NOTES TO AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2006

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Background - On January 19, 2005 (“date of inception”), Life Exchange, Inc. (“Life Exchange” or “Nominal Acquiree”) was organized under the laws of the State of Delaware as a corporation. Life Exchange was established for the purposes of servicing the life settlement industry by creating an on-line business-to-business exchange platform, which will facilitate the brokering of secondary life insurance. Operations commenced on July 1, 2005.

On December 22, 2005, an Agreement for the Exchange of Common Stock (“Stock Exchange”) was entered into between:
•	Life Exchange, Inc. (“The Company” or “Nominal Acquirer”), a Nevada corporation formerly known as Technology Enterprises,
•	Vantage Group, Ltd. (“Vantage”) a Delaware corporation and accredited investor as defined in rule 501 of Regulation D under the Securities Act of 1933, and
•	100% of the shareholders of Life Exchange (“Shareholders”).

The Stock Exchange agreement resulted in the acquisition of 100% of the issued and outstanding common shares of Life Exchange from its Shareholders in exchange for 120,000,000 shares of common stock of the Company. As a result of the Stock Exchange, Life Exchange became a wholly owned subsidiary of the Company.

On January 29, 2006, the Company began to trade publicly under the name Life Exchange, Inc. (OTC pink sheets: LFXG.PK).

On March 8, 2006, the Company entered into a Stock Purchase Agreement (“Stock Purchase”) with Vantage, whereby Vantage acquired an additional 16.65% of the Company’s stock, increasing their total investment to 24.98% of the Company’s then issued and outstanding common shares for $320,000.

On March 29, 2006, the Company entered into An Agreement and Plan of Merger (“Merger”), whereby its wholly owned subsidiary, Life Exchange was merged into the Company.

In summary, the Stock Exchange, Stock Purchase and Merger agreements effectively consummate a reverse acquisition and merger with the following results:
•
Life-Exchange, Inc. a Delaware corporation, is the active corporation creating an online exchange platform. It is the Nominal Acquiree in this transaction. However, for financial reporting, it is considered to be the acquiring corporation since its original shareholders are the major shareholders of the resultant combined enterprise.

•
Life Exchange, Inc. a Nevada corporation formerly known as Technology Enterprises, adopted the name of the Nominal Acquiree in connection with this transaction. It was a dormant public entity and the Nominal Acquirer in this transaction. However, for financial reporting purposes, it is considered to be the acquired corporation.

LIFE EXCHANGE, INC.
NOTES TO AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2006

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Going Concern - As shown in the accompanying financial statements, the Company has not yet achieved commercialization of its online exchange platform and consequently has not yet generated any significant revenue. It accumulated losses of $348,311 during the year ended June 30, 2006 (2006), representing primarily product development, salaries and professional fees associated with creating its online exchange platform and establishing the business relationships necessary to consummate a product launch. As of June 30, 2006 had net shareholders’ equity of $14,168 and a net working capital deficit of $15,812. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Management’s plans in regard to this matter are to raise equity capital, seek debt financing and form strategic relationships and alliances in order to complete the commercialization of its online exchange platform in an effort to generate positive cash flow. Until its online exchange platform becomes commercially viable, the Company must continue to rely upon debt and/or equity infusions in order to provide adequate liquidity to sustain its operations. However, there can be no assurance that management’s plans will be successful.

The financial statements have been prepared on a “going concern” basis and accordingly do not include any adjustments that might result from the outcome of this uncertainty.

Revenue Recognition

The Company recognizes revenue in accordance with provision of Staff Accounting Bulletin (SAB) No. 104 “Revenue Recognition in Financial Statements”, which states that revenue is realized or realizable and earned when all of the following criteria are met: Persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectibility is reasonably assured.

Management’s Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers highly liquid, short-term investments with an original maturity of three months or less to be cash equivalents.

LIFE EXCHANGE, INC.
NOTES TO AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2006
NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment - Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method. Maintenance and repair costs are expensed as incurred.  Rates are determined based on the estimated useful lives of the assets as follows:

Furniture and fixtures	7 years
Office equipment	4 years
Vehicles	3 years
Leasehold improvements	1 year

Income Tax Benefit - The income tax benefit consists of taxes currently refundable due to net operating loss carry back provisions for federal and state governments. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash.

Product Development Costs - Product and development costs consist of the costs to develop and operate the online exchange platform’s web based application and transaction database and are expensed as incurred.

Fair Value of Financial Instruments

Cash and cash equivalents, prepaid expenses and other current assets, accounts payable and accrued expenses, as reflected in the financial statements, approximate fair value because of the short-term maturity of these instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates arte subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At June 30, 2006 the Company believes that there has been no impairment of its long-lived assets.

LIFE EXCHANGE, INC.
NOTES TO AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2006

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss Per Share - The Company reports earnings (loss) per share in accordance with Statement of Financial Accounting Standard (SFAS) No.128. This statement requires dual presentation of basic and diluted earnings (loss) with a reconciliation of the numerator and denominator of the loss per share computations. Basic earnings per share amounts are based on the weighted average shares of common outstanding. If applicable, diluted earnings per share would assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. Accordingly, this presentation has been adopted for the period presented. There were no adjustments required to net loss for the period presented in the computation of fully diluted earnings per share.

Comprehensive Income (Loss) - The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income”, which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. There were no items of comprehensive income (loss) applicable to the Company during the year covered in the financial statements.

Segment Reporting - SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” requires companies to report information about operating segments in interim and annual financial statements. It also requires segment disclosures about products and services, geographic areas and major customers. The Company determined that it did not have any separately reportable operating segments as of June 30, 2006.

Recent Accounting Pronouncements -

Inventory Cost

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—an Amendment of ARB No. 43, Chapter 4.” SFAS No. 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The adoption of SFAS No. 151 did not have a material impact on its financial statements.

Non-monetary Exchange

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 153, “Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29.” The amendments made by SFAS No. 153 eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a

LIFE EXCHANGE, INC.
NOTES TO AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2006

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of SFAS No. 153 did not have a material impact on the Company’s financial statements.

Conditional Asset Retirement

In March 2005, the FASB issued FASB Interpretation (FIN) No. 47 - "Accounting for Conditional Asset Retirement Obligations - an Interpretation of SFAS 143 (FIN No. 47). FIN No. 47 clarifies the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset when the timing and/or method of settlement are conditional on a future event. FIN No. 47 is effective no later than December 31, 2005. FIN No. 47 did not impact the Company for the year ended June 30, 2006.

Accounting Changes and Error Corrections

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” This statement replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS No. 154 requires retrospective application to prior periods’ financial statements of voluntary changes in accounting principles. SFAS No. 154 is effective for accounting changes and corrections of errors made during 2007, beginning on January 1, 2007. The Company does not believe the adoption of SFAS No. 154 will have a material impact on its financial statements.

Share-Based Compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued Share-Based Payment, (SFAS No. 123R) which is a revision of Accounting for Stock-Based Compensation (SFAS No. 123). SFAS No. 123R supersedes Accounting Principals Board (APB) Opinion No.25, Accounting for Stock Issued to Employees. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Additionally, SFAS No. 123R amends the presentation of the statement of cash flows and requires additional annual disclosures. SFAS No. 123R is effective for small business public companies beginning with the first interim period January 1, 2006. Currently the Company does not have an option plan or any other share-based compensation program. There will be no effect upon implementation.

LIFE EXCHANGE, INC.
NOTES TO AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2006

NOTE B - PROPERTY AND EQUIPMENT

June 30,
2006

Furniture and fixtures	$2,085
Office equipment	6,922
Vehicles	2,123
Leasehold improvements	5,550
16,680
Accumulated depreciation	793
Property, equipment and improvements, net	$15,887

Depreciation expense for the year ended June 30, 2006 totaled $793.

NOTE C - OTHER ASSETS

June 30,
2006

Patent costs, net of amortization of $667	$9,333
Lease security deposits	4,760
Other assets, net	$14,093

Patent costs consist of accumulated legal costs associated with a patent application covering the exchange platform concept and associated technology. On March 29, 2006 David Dorr (“Dorr”), the chief executive officer of Life Exchange and primary developer of the online exchange platform concept, entered into an Assignment by Inventor agreement whereby the ownership of the patent application and associated intellectual property rights were transferred to the Company. Prior to the transfer, the Company had operated under a license agreement with Dorr to pursue the development and utilization of the online exchange platform.

LIFE EXCHANGE, INC.
NOTES TO AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2006

NOTE D - INCOME TAXES

The benefit from income taxes for the period ended June 30, 2006 consist of the following:

Current:
Federal	$(118,426)
State	(12,644)
Benefit from income taxes	(131,070)
Increase in valuation allowance	131,070
Benefit from income taxes, net of allowance	$-

The difference between benefit from income taxes computed by applying the federal statutory Corporate tax rate and actual income tax expense for the period ended June 30, 2006 is as follows:

Statutory federal income tax rate	34.00%
State income taxes, net of federal benefit	3.63
Increase in valuation allowance	(37.60)
Effective income tax rate	-%

The net deferred tax assets at June 30, 2006 are comprised of the following:

Deferred tax assets - non-current	$153,041
Valuation allowance	(153,041)
Net deferred tax asset	$-

The Company currently has a net operating loss (NOL) of $348,311 which can be utilized until the year 2026. The deductibility of the NOL is subject to the limitations provision of the Federal tax code (i.e. IRC § 382).

LIFE EXCHANGE, INC.
NOTES TO AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2006

NOTE E - LEASES and COMMITTMENTS

The Company currently leases its primary office facilities under a one-year, non-cancelable real estate operating lease with a minimum rental commitment of $31,250 through May 31, 2007, the renewal date.

On May 30, 2006 the directors of the Company approved the appointment of David Dorr as President and Chief Executive Officer after accepting the resignation of its previous President and Chief Executive Officer. A settlement agreement with the departing President and Chief Executive Officer provided for the following:
•	Continued monthly salary of three thousand dollars ($3,000) per month through December 2006.
•	Continuation of health insurance through December 31, 2006.
•	Retention of 1,000,000 shares of common stock issued in conjunction with employment.

NOTE F - SUBSEQUENT EVENTS

On July 7, 2006, the Company entered into a note agreement with Vantage Group Ltd. to provide $300,000 of additional financing. The terms of the note provide for 7% interest payable quarterly. The note is unsecured and matures on July 7, 2007. The note also provides Vantage with conversion rights based on the Company attaining certain performance criteria based on revenue targets:

The Holder of this Note is entitled, at its option, to convert the principal amount of this Note or any portion thereof, together with accrued but unpaid interest, into shares of Common Stock of the Company (“Conversion Shares”) subject to the following conditions:

•
If the Company generates revenue of at least $250,000 per month during the month ended December 31, 2006, the Note shall be converted into shares of the Company’s common stock at a conversion price equal to the lesser of $1.50 (the “Conversion Price”) or (ii) two times the average of the three lowest closing prices of the Company’s Common Stock on the Pink Sheets (or such other principal market or exchange where the Common Stock is listed or traded at the time of conversion) immediately preceding the date of conversion (the “ Variable Conversion Price”);

•
If the Company generates average monthly revenue of at least $500,000 per month during the month ended December 31, 2006, the Note shall be converted into shares of the Company’s common stock at a conversion price equal to the lesser of (i) the Conversion Price, or (ii) three times the Variable Conversion Price.

LIFE EXCHANGE, INC.

TABLE OF CONTENTS

PAGE

FINANCIAL STATEMENTS

Balance Sheet	F-15

Statement of Revenue and Expense	F-16

Statement of Changes in Shareholders’ Equity	F-17

Statement of Cash Flow	F-18

Notes to Financial Statements	F-19 - F-21

LIFE EXCHANGE, INC.
BALANCE SHEET
(Unaudited)

September 30,
2006
ASSETS

CURRENT ASSETS
Cash	75,372
Accounts receivables	1,072
Prepaid expenses	6,724
TOTAL CURRENT ASSETS	83,168

PROPERTY, EQUIPMENT AND IMPROVEMENTS, NET	17,708
OTHER ASSETS, NET	13,927

TOTAL ASSETS	$114,803

LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES
Trade accounts payable	5,030
Accrued payroll and related taxes	-
Note payable	300,000
TOTAL CURRENT LIABILITIES	305,030

TOTAL LIABILITIES	305,030

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' DEFICIT
Preferred stock $.001 par value
Authorized 20,000,00 shares. No shares Issued and outstanding	-
Common stock $.001 par value
Authorized 250,000,00 shares. Issued and outstanding
176,715,000 shares	176,715
Additional paid-in capital	185,764
Accumulated deficit	(552,706)
TOTAL SHAREHOLDERS' DEFICIT	(190,227)

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$114,803

The accompanying notes are an integral part of these financial statements

LIFE EXCHANGE, INC.
STATEMENTS OF REVENUE AND EXPENSE
(Unaudited)

	Three Months Ended September 30,
	2006	2005

NET REVENUE	$1,720	$2,400

COSTS AND EXPENSES
Cost of net revenue
Product development	8,113	-
Internet hosting	6,038	-
Other costs of net revenue	2,014	201
	16,165	201
Costs of sales and marketing
Travel and entertainment	5,644	15,687
Telephone and communication	1,421	6,772
Dues, subscriptions and memberships	4,558	-
Other costs of sales and marketing	566	907
	12,189	23,366
Costs of administration
Legal and professional fees	22,754	16,460
Payroll expenses	96,340	14,435
Office expenses	25,699	12,062
Insurance	24,302	-
Other cost of administration	9,367	6,318
	178,462	49,275

TOTAL COSTS AND EXPENSES	206,816	72,842

OPERATING LOSS	(205,096)	(70,442)

Interest Income	703	-

NET LOSS	$(204,393)	$(70,442)

Weighted Average Shares Outstanding	176,715,000	176,715,000

Basic and Fully Diluted Net Loss Per Share	(0.001)	(0.000)

The accompanying notes are an integral part of these financial statements

LIFE EXCHANGE, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Three Months Ended September 30, 2006
(Unaudited)

	Common Stock		Additional	Accumulated
	Shares	$	Paid In Capital	Deficit

BALANCE AT JUNE 30, 2006	176,715,000	$176,715	$185,764	$(348,311)

Common Stock Transactions:
Shares Issued

Net Loss	-		-	(204,393)

BALANCE AT SEPTEMBER 30, 2006	176,715,000	$176,715	$185,764	$(552,704)

The accompanying notes are an integral part of these financial statements

LIFE EXCHANGE, INC.
STATEMENTS OF CASH FLOW
(Unaudited)
	For the Three Months Ended September 30,
	2006	2005

Operating Activities:
Net loss	$(204,393)	$(70,442)
Adjustments to reconcile net loss to net
cash used in operating activities:
Depreciation	2,376	-
Amortization of intangible assets	167	167
Changes in operating assets and liabilities
Trade accounts receivable	(1,072)	-
Prepaid expenses	-	-
Trade accounts payable	(6,269)	-
Accrued payroll and related taxes	(9,715)	-
Net cash used in operating activities	(218,906)	(70,275)

Investing Activities:
Purchases of property, equipment and improvements	(4,197)	-
Costs of patent	-	(10,000)
Security deposits given	-	(2,010)
Net cash used in investing activities	(4,197)	(12,010)

Financing Activities:
Loan proceeds	300,000	-
Capital investment	-	92,479
Net cash provided by investing activities	300,000	92,479

NET (DECREASE) INCREASE IN CASH AND EQUIVILANTS	76,897	10,194
Cash and cash equiviliants at beginning of the period	(1,523)	-

CASH AND CASH EQUIVILANTS AT END OF PERIOD	$75,374	$10,194

SUPPLEMENTARY INFORMATION
Interest paid	-	-
Income taxes paid	-	-

NONCASH AND FINANCING ACTIVITIES
None

The accompanying notes are an integral part of these financial statements

LIFE-EXCHANGE, INC.
Notes to Financial Statements
For the Three Months Ended September 30, 2006 and 2005
(Unaudited)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements presented herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. The interim financial statements should be read in conjunction with the Company’s annual financial statements, notes and accounting policies included in the Company’s Annual Report. In the opinion of management, all adjustments which are necessary to provide a fair presentation of financial position as of September 30, 2006 and the related operating results and cash flows for the interim period presented have been made. The results of operations, for the period presented are not necessarily indicative of the results to be expected for the year ended June 30, 2007.

Company Background - On January 19, 2005 (“date of inception”), Life-Exchange, Inc. (“Life-Exchange” or “Nominal Acquiree”) was organized under the laws of the State of Delaware as a corporation. Life-Exchange was established for the purposes of servicing the life settlement industry by creating an on-line business-to-business exchange platform, which will facilitate the brokering of secondary life insurance.

On December 22, 2005, an Agreement for the Exchange of Common Stock (“Stock Exchange”) was entered into between:
•	Life Exchange, Inc. (“The Company” or “Nominal Acquirer”), a Nevada corporation formerly known as Technology Enterprises,
•	Vantage Group, Ltd. (“Vantage”) a Delaware corporation and accredited investor as defined in rule 501 of Regulation D under the Securities Act of 1933, and
•	100% of the shareholders of Life Exchange (“Shareholders”).

The Stock Exchange agreement resulted in the acquisition of 100% of the issued and outstanding common shares of Life Exchange from its Shareholders in exchange for 120,000,000 shares of common stock of the Company. As a result of the Stock Exchange, Life-Exchange became a wholly owned subsidiary of the Company.

On January 29, 2006, the Company began to trade publicly under the name Life Exchange, Inc. (OTC pink sheets: LFXG.PK).

On March 8, 2006, the Company entered into a Stock Purchase Agreement (“Stock Purchase”) with Vantage, whereby Vantage acquired an additional 16.65% increasing their total investment to 24.98% of the Company’s then issued and outstanding common shares for $320,000.

On March 29, 2006, the Company entered into An Agreement and Plan of Merger (“Merger”), whereby its wholly owned subsidiary, Life Exchange was merged into the Company.

LIFE-EXCHANGE, INC.
Notes to Financial Statements
For the Three Months Ended September 30, 2006 and 2005
(Unaudited)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In summary, the Stock Exchange, Stock Purchase and Merger agreements effectively consummate a reverse acquisition and merger with the following results;
•
Life-Exchange, Inc. a Delaware corporation, is the active corporation creating an online exchange platform. It is the Nominal Acquiree in this transaction. However, for financial reporting, it is considered to be the acquiring corporation since its original shareholders are the major shareholders of the resultant combined enterprise.

•
Life-Exchange, Inc. a Nevada corporation formerly known as Technology Enterprises, adopted the name of the Nominal Acquiree in connection with this transaction. It was a dormant public entity and the Nominal Acquirer in this transaction. However, for financial reporting purposes, it is considered to be the acquired corporation.

Going Concern - As shown in the accompanying financial statements, the Company has not yet achieved commercialization of its online exchange platform and consequently has not yet generated any revenue. It accumulated losses of $204,393 during its fiscal quarter end September 30, 2006 (2006), representing primarily product development, salaries and professional fees associated with creating its online exchange platform and establishing the business relationships necessary to consummate a product launch. 2006 had net shareholders’ deficit of $190,227 and a net working capital deficit of $221,862. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Management’s plans in regard to this matter are to raise equity capital, seek debt financing in addition to the $300,000 loan obtained during the first quarter of 2006 and to form strategic relationships and alliances in order to complete the commercialization of its online exchange platform in an effort to generate positive cash flow. Until its online exchange platform becomes commercially viable, the Company must continue to rely upon debt and/or equity infusions in order to provide adequate liquidity to sustain its operations. However, there can be no assurance that management’s plans will be successful.

The financial statements have been prepared on a “going concern” basis and accordingly do not include any adjustments that might result from the outcome of this uncertainty.

NOTE B - NOTE PAYABLE

On July 7, 2006, the Company entered into a note agreement with Vantage Group Ltd. to provide $300,000 of additional financing. The terms of the note provide for 7% interest payable quarterly. The note is unsecured and matures on July 7, 2007. The note also provides Vantage with conversion rights based on the Company attaining certain performance criteria as follows:

LIFE-EXCHANGE, INC.
Notes to Financial Statements
For the Three Months Ended September 30, 2006 and 2005
(Unaudited)

NOTE B - NOTE PAYABLE (Continued)

The Holder of this Note is entitled, at its option, to convert the principal amount of this Note or any portion thereof, together with accrued but unpaid interest, into shares of Common Stock of the Company (“Conversion Shares”) subject to the following conditions:

•
If the Company generates revenue of at least $250,000 per month during the month ended December 31, 2006, the Note shall be converted into shares of the Company’s common stock at a conversion price equal to the lesser of $1.50 (the “Conversion Price”) or (ii) two times the average of the three lowest closing prices of the Company’s Common Stock on the Pink Sheets (or such other principal market or exchange where the Common Stock is listed or traded at the time of conversion) immediately preceding the date of conversion (the “ Variable Conversion Price”);

•
If the Company generates average monthly revenue of at least $500,000 per month during the month ended December 31, 2006, the Note shall be converted into shares of the Company’s common stock at a conversion price equal to the lesser of (i) the Conversion Price, or (ii) three times the Variable Conversion Price.

PART III

Item 1. Index to Exhibits

Exhibit No.	Document

2.1	Exchange Agreement dated December 22, 2005
2.2	Agreement and Plan of Merger (Short Form Merger) dates March 29, 2006
3.1	Articles of Incorporation of Life Exchange, Inc. Delaware dated January 20, 2005
3.2	Amendment to Articles of Life Exchange, Inc. Delaware dated April 6, 2005
3.3	Amended and Restated Articles of Incorporation of Life Exchange, Inc., Nevada, dated November 14, 2005
3.4	By-Laws
10.1	Stock Purchase Agreement dated March 8, 2006
10.2	Assignment by Inventor dated March 31, 2006
23.1	Consent of Auditor

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, this 9th day of January 2007.

Life Exchange, Inc.

/s/ David Dorr
Name: David Dorr
Title: President/CEO and Director

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ David Dorr	President/CEO and Director	January 9, 2007

/s/ Brian Dorr	Vice President/ Director	January 9, 2007